Exhibit 99.01

JAMES F. HUBBARD CONSULTANT

5818 Rhodes Ave.
New Orleans, LA 70131
Tel: 504-433-4692
Cell: 504-577-1286

April 11, 2012

Worthington Energy, Inc.
Lake Village Professional Building
295 Highway 50, Suite 2
P.O. Box 1148
Zephyr Cove, Nevada 89448-1148

Attention:       Mr. Charles Volk

Subject:           2012 Reserve and Economic Evaluation - Vermilion Block 179

Dear Mr. Volk;

At the request of Worthington Energy, Inc. (Worthington), JAMES F. HUBBARD CONSULTANT (JFH) has prepared a reserve and economic evaluation of certain oil and gas interests owned byWorthington located in the Gulf of Mexico, offshore Louisiana. The reserve and economic evaluation was prepared as of January 1, 2012. The results of our evaluation are summarized in the table below:

ESTIMATED GROSS RESERVES & INCOME CERTAIN OIL & GAS INTERESTS OFFSHORE LOUISIANA, GULF OF MEXICO EVALUATED FOR WORTHINGTON ENERGY, INC. AS OF JANUARY 1, 2012

	Proved Undeveloped Reserves	Proved Reserves	Probable Undeveloped Reserves	Probable Reserves	All Reserves
Gross Reserves
Oil -MBbls	784.290	784.290	1,345.394	1,345.394	2,129.683
Gas - MMscf	2,215.396	2,215.396	2,022.532	2,022.532	4,237.928
Net Reserves
Oil - MBbls	407.635	407.635	699.268	699.268	1,106.903
Gas - MMscf	1,151.452	1,151.452	1,051.211	1,051.211	2,202.663

Income Data (M$)
Future Net Revenue	36,663.977	36,663.977	61,277.430	61,277.430	97,941.414
Deductions
Operating Expenses	2,156.000	2,156.000	4,396.000	4,396.000	6,552.000
Severance Taxes	0.000	0.000	0.000	0.000	0.000
Investment	7,700.000	7,700.000	0.000	0.000	7,700.000
Abandonment	0.000	2,100.000	0.000	0.000	2,100.000
Future Net Income	26,807.977	24,707.977	56,881.430	56,881.430	81,589.398

Discounted FNI @ 10%	21,592.910	20,339.744	33,888.664	34,742.527	55,082.277

JAMES F. HUBBARD CONSULTANT
April 11, 2012

This report is an update of a prior report prepared for Paxton Energy, Inc. (Paxton) a predecessor company of Worthington. The only changes from the prior report are:
1. The as of date of the report was changed to 1/1/12.
2. The Working Interest and Net Revenue Interest evaluated were changed to reflect the interests that Worthington owns.

3. The timing of the Drilling and Completion of the well, of the Installation of Production Facilities for the well, and the start of Production from the well were changed to reflect Worthington’s current plans.

4. The Investment amounts for Drilling and Completion of the well and for Installation of Production Facilities for the well were changed to reflect Worthington’s current estimates.
5. The Gas Sales Price was changed to reflect Worthington’s current estimate.
6. The abandonment date was changed to reflect the revision to the Production Start date.

The Gross Reserves in the above table are to 100% working interest in the lease. No deductions have been made for royalties and overriding royalties. The Net Reserves and all income data in the above tables are to the net interests that Worthington provided. Appropriate deductions have been made for royalties and overriding royalties.

The values shown in the table above are from the economic summaries in Exhibit 2 of the report. Those values may not add up arithmetically due to rounding procedures in the computer software program used to prepare the economic projections. Exhibit 2 contains summaries by field and by reserves category within the field. Exhibit 2 also contains individual property economics. In those cases where the table above or in the Exhibit include Proved and Probable reserves, the reserves and income attributable to the various reserve categories have not been adjusted to reflect the varying degrees of risk associated with them and they are not comparable.

RESERVE CATEGORIES

This report includes proved proved undeveloped and probable reserves as of January 1, 2012. By definition oil and gas reserves belong to one of the following categories: proved, probable, or possible. These categories are further divided into appropriate reserve status categories: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status sub-categories: producing and nonproducing. Nonproducing reserves include shut-in and behind-pipe reserves.

The reserve categories used in this report conform to the definitions (Deterministic Method) approved by the Society of Petroleum Engineers, Inc. Board of Directors, March 7, 1997. The definitions of proved, probable, and possible reserves are presented in Exhibit 1 of this report.

RESERVE ESTIMATES

The reserves were estimated using generally accepted petroleum engineering practices. These reserves were estimated by performance analysis, material balance, and volumetric calculations.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality of data available and of engineering and geological interpretation. The reserve estimates prepared by JFH and presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision.

JAMES F. HUBBARD CONSULTANT
April 11, 2012

PRICING AND ESCALATION PARAMETERS

All oil and gas product prices, price differentials, operating expenses, capital investments, abandonment costs, and escalation parameters were provided by Worthington prior to preparation of this report.  The prices, differentials, expenses, investments, abandonment costs, and escalation parameters are listed below:

Oil - An oil price of $85.00 per Bbl was used for the life of the project. Oil prices were not escalated.

Gas - A gas price of $1.750 per MMscf was used for the life of the project. Gas prices were not escalated.

Monthly Lease Operating Expense - Monthly lease operating costs were based on estimates made by Worthington. The lease operating costs were not escalated.

Capital Investments - The capital investments were based on estimates made by Worthington. The capital investments were not escalated.

Abandonment Costs - The abandonment costs were based on estimates made by Worthington. The capital investments were not escalated.

Severance Tax - No Severance taxes were included, since the properties are in Federal waters offshore Louisiana.

OWNERSHIP

The leasehold interests were provided by Worthington. No attempt was made by the undersigned to verify the title or ownership evaluated.

GENERAL

All data used in this study were obtained from Montecito Offshore, LLC (the prior owner of these interests), Worthington (or its predecessor Paxton), public industry information sources, or the non-confidential files of JFH. A field inspection of the properties was not made in connection with the preparation of this report. Abandonment costs were included in this report, but other potential environmental liabilities attendant to ownership and/or operation of the properties were not included in this report

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation or any interpretation other than those of an engineering or geological nature. In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in New Orleans and will be available for inspection by anyone having proper authorization by Worthington.

JAMES F. HUBBARD CONSULTANT
April 11, 2012

This report was prepared solely for the use of the party to whom it is addressed and any disclosure made by said party of this report and/or the contents thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed.

Should you need further assistance in this matter, please contact James F. Hubbard who can answer your questions.

We appreciate the opportunity to serve you and look forward to doing business with you in the future.

Very truly yours,

JAMES F. HUBBARD CONSULTANT

James F. Hubbard